

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 3, 2008

Mr. Hans Retterath
Chief Financial Officer
Tournigan Energy Corporation
1200-570 Granville Street
Vancouver, BC Canada V6C 3P1

> **Re: Tournigan Energy Corporation**
> **Form 40-F for Fiscal Year Ended September 30, 2007**
> **Filed January 30, 2008**
> **Response Letter Dated June 25, 2008**
> **File No. 0-50486**

Dear Mr. Retterath:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for Fiscal Year Ended September 30, 2007

Note 19 – United States Generally Accepted Accounting Principles

a) Interest in exploration properties and deferred exploration costs, page 28

1.   We note your response to our comment in our letter dated June 24, 2008. We continue to not be in a position to agree with your accounting policy regarding exploration costs incurred during the development or production stage of a project. As discussed in our teleconference on June 27, 2008, the existence of proven or probable reserves is not determinative under U.S. GAAP for the treatment of additional costs that are exploratory in nature for development or production stage projects. As reiterated in our call, drilling and related costs incurred to convert mineral resources to reserves as well as those costs incurred to

identify new mineral resources should be expensed as incurred. Please modify your U.S. GAAP accounting policy accordingly.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief